U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

October 29, 2020

Re: Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, as amended, notice is hereby provided that LivaNova PLC has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the period ended September 30, 2020, which was filed with the Securities and Exchange Commission on October 29, 2020. The disclosure can be found within Part II, Item 5. Other Information in the Quarterly Report on Form 10-Q.

Respectfully submitted,

LivaNova PLC

By:	/s/ Damien McDonald
Damien McDonald
Chief Executive Officer

By:	/s/ Thad Huston
Thad Huston
Chief Financial Officer